April 27, 2016

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Ms. Kathy Churko

Re:     Advisors’ Inner Circle Fund (File No. 811-06400), Advisors’ Inner Circle Fund II (File No. 811-07102) and Advisors’ Inner Circle Fund III (File No. 811-22920)

Ms. Churko:

This letter responds to comments given by you to Peter Kipa, Director of Fund Administration at SEI Investments Global Funds Services (“SEI”), Administrator to The Advisors’ Inner Circle Fund, The Advisors’ Inner Circle Fund II and The Advisors’ Inner Circle Fund III (the “Trusts”), in a telephone conversation on March 30, 2016. The comments provided relate to the Trust’s annual reports as of January 31, 2015, April 30, 2015, September 30, 2015 and October 31, 2015, filed on Form N-CSR (the “Reports”) and related filings of the Trusts’. Comments provided specifically relate to The Advisors’ Inner Circle Fund -Cambiar Funds, The Advisors’ Inner Circle Fund - Westwood Funds, The Advisors’ Inner Circle Fund II - Cardinal Small Cap Value Fund, The Advisors’ Inner Circle Fund III – Rothschild Larch Lane Alternatives Fund, The Advisors’ Inner Circle Fund II – Kopernik Funds, The Advisors’ Inner Circle Fund III – Nomura High Yield Bond Fund, The Advisors’ Inner Circle Fund III - Logan Circle Partners Core Plus Fund and The Advisors’ Inner Circle Fund II – Hancock Horizon Family of Funds (each a “Fund” and collectively the “Funds”) but such comments, to the extent applicable, should be applied to all funds in the Trusts going forward. All Funds are a Series of their respective Trust.

SEI provides the Trusts and the Funds with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trusts and the Funds. In connection with the responses below, we acknowledge on behalf of the Trusts that the Trusts, through their officers and trustees, are primarily responsible for the adequacy and accuracy of the disclosure in the Reports; that staff comments or changes to disclosure in response to staff comments in the Reports reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Reports; and that the Trusts may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Trusts’ responses.

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SEC Comment 1

The Advisors’ Inner Circle Fund - Cambiar Funds’ Management Discussion of Fund Performance focuses on broad market conditions and the staff would expect it to also include a discussion of performance relative to the specific Fund’s investment strategies.

Trust Response to Comment 1

The Funds’ agree, and going forward, will enhance the Management Discussion of Fund Performance to include a more detailed discussion of performance relative to each Fund’s investment strategies.

SEC Comment 2

Please provide evidence The Advisors’ Inner Circle Fund Cambiar Funds are able to recoup fees in accordance with the Expense Limitation Agreement or Advisory Agreement.

Additionally, please confirm that the expense limitation agreements for funds that have recapture provisions are in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 which states:

The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Consider modifying the disclosure related to recoupment of expenses previously waived.

Trust Response to Comment 2

The Funds confirm that expenses being recaptured are in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. The Trusts will continually monitor amounts subject to recapture against the original expense cap at the time the expenses were waived and enhance the disclosures relating to previously waived fees subject to recoupment.

A copy of the expense limitation agreement can be found at exhibit (d)(16) of Post-Effective Amendment No. 220 to the Registrant’s Registration Statement on Form N-1A (File No. 033-42484), filed with the SEC via EDGAR Accession No. 0001135428-13-000444 on August 28, 2013.

SEC Comment 3

The staff noted the prospectus for The Advisors’ Inner Circle Fund - Westwood Funds on the Funds’ website was still pointing to an older version of the prospectus with additional supplements. The staff would expect the current prospectus to be posted to the website immediately after it is available.

The staff also noted The Advisors’ Inner Circle Fund - Westwood Funds utilized a summary prospectus in the previous year. Will a summary prospectus be used in the current year? The staff would expect if one is used that it also be filed with the SEC via a 497k filing.

Trust Response to Comment 3

The Funds agree, and going forward, will post the current prospectuses to the Funds’ websites immediately after they become available. The Funds confirm that summary prospectuses were filed with the SEC via a 497k filing and that they will be used in the current year.

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SEC Comment 4

Form N-1a Item 27(b)(7)(ii)(B) requires the line graph to be based on the minimum initial investment if that amount is greater than $10,000. The staff noted for The Advisors’ Inner Circle Fund - Westwood Funds appear the graph is based on Institutional Class and the minimum should be $100,000.

Trust Response to Comment 4

The Funds agree, and going forward, will update the line graph to be based on the Funds’ minimum investment for the Class represented in the line graph for the Westwood LargeCap Value Fund, the Westwood Income Opportunity Fund, the Westwood Emerging Markets Fund and the Westwood Short Duration High Yield Fund with a minimum initial investment of $100,000. The remainder of The Advisors’ Inner Circle Fund - Westwood Funds have a minimum initial investment of $5,000, so no change is required for those Funds.

SEC Comment 5

The Advisors’ Inner Circle Fund - Westwood Income Opportunity Fund, the line graph and total return table list the Fund’s benchmark in a different order than the prospectus. The staff noted the order of benchmarks should match the prospectus with the primary benchmark listed first.

Trust Response to Comment 5

The Fund agrees, and going forward, will list benchmarks in the same order as the prospectus with the primary benchmark being listed first.

SEC Comment 6

The Advisors’ Inner Circle Fund - Westwood Short Duration High Yield Fund, The Advisors’ Inner Circle Fund - Westwood Opportunistic High Yield Fund and The Advisors’ Inner Circle Fund III- Nomura High Yield Bond Fund invest in payment in kind (“PIK”) securities. The staff would expect the coupon rate listed on the Schedule of Investments to list both the cash and PIK components of the coupon rate.

Additionally, the staff would expect the Statement of Operations to break out PIK income separately if it is greater than 5% of total income, otherwise disclose the amount of PIK income in the Notes to the Financial Statements.

Trust Response to Comment 6

When appropriate and subject to availability of the information, going forward, the Schedule of Investments will include both the cash and payment in-kind components of the coupon rate. When appropriate, going forward, PIK income on the Statement of Operations will be broken out from interest income.

SEC Comment 7

The staff noted the prospectus for The Advisors’ Inner Circle Fund II- Cardinal Small Cap Value Fund on the Fund’s website was still pointing to an older version of the prospectus. The staff would expect the current prospectus to be posted to the website immediately after it is available.

Trust Response to Comment 7

The Fund agrees, and going forward, will post the current prospectus to the Fund’s website immediately after it becomes available.

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SEC Comment 8

For The Advisors’ Inner Circle Fund II- Cardinal Small Cap Value Fund, The Advisors’ Inner Circle Fund III – Rothschild Larch Lane Alternatives Fund, The Advisors’ Inner Circle Fund – Kopernik Funds, The Advisors’ Inner Circle Fund III – Nomura High Yield Bond Fund, The Advisors’ Inner Circle Fund III - Logan Circle Partners Core Plus Fund and the for any other Fund in the Trusts, as applicable, ensure Item 2 of Form N-CSR includes a statement as to whether there were and amendments or waivers to the Code of Ethics during the reporting period.

Trust Response to Comment 8

The Trusts agree, and in future N-CSR filings disclosure will be updated to include any amendments made to or waivers granted from the Code of Ethics.

SEC Comment 9

For the average annual total return tables for The Advisors’ Inner Circle Fund II – Hancock Horizon Family of Funds, please list the Class A with load return above the Class A without load return.

Trust Response to Comment 9

The Funds agree, and going forward, will list Class A with load returns before Class A without load returns.

SEC Comment 10

The staff noted the prospectus for The Advisors’ Inner Circle Fund III- Logan Circle Partners Core Plus Fund on the Fund’s website was still pointing to an older version of the prospectus. The staff would expect the current prospectus to be posted to the website immediately after it is available.

Trust Response to Comment 10

The Fund agrees, and going forward, will post the current prospectus to the Fund’s website immediately after it becomes available.

SEC Comment 11

For The Advisors’ Inner Circle Fund III – Nomura High Yield Bond Fund, the disclosure states there is a 65 bps expense limit cap; but the Financial Highlights reflect a net average annual expense ratio of 71 bps. Explain the discrepancy.

Trust Response to Comment 11

The Advisors’ Inner Circle Fund III – Nomura High Yield Bond Fund expense cap changed during the fiscal year from 0.85% to 0.65% on December 8, 2014. This change is noted in Note 5 in the Notes to Financial Statements. The ratio presented in the Financial Highlights represents a blended ratio for the fiscal year ended September 30, 2015. In future reports where expense caps change, the Trusts will consider adding a footnote to the Financial Highlights as well.

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Please contact Peter Kipa at (610) 676-3113 if you have any questions or comments.

Very truly yours,

/s/ Stephen Connors

Stephen Connors

Treasurer, Controller and Chief Financial Officer

Advisors’ Inner Circle Fund

Advisors’ Inner Circle Fund II

Advisors’ Inner Circle Fund III

cc:	Michael Beattie

Russell Emery

John Y. Kim

James J. Hoffmayer

Theresa McNamee

Stephen Panner

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